RESAAS SERVICES INC.

RESAAS Announces Proposed Prospectus Offering and Concurrent Unit Private Placement

VANCOUVER, B.C. (November 24, 2015) – RESAAS Services Inc. (CSE: RSS, OTCQX: RSASF), a cloud-based social business platform for the real estate services industry, is pleased to announce a public offering of units at a price of $1.50 per unit on a commercially reasonable efforts agency basis in the provinces of British Columbia, Alberta and Ontario, with a portion being offered in the United States on a private placement basis. Each unit in the offering will consist of one common share of RESAAS and one share purchase warrant exercisable into one common share at a price of $3.00 per share for a period of 24 months from the closing date of the offering (the “Closing Date”).

The total number of units offered and total gross proceeds to the company are to be confirmed.

RESAAS has engaged a syndicate of agents (the “Agents”) for the Canadian portion of the offering, and has agreed to pay each Agent a cash commission equal to 7% of the gross proceeds of the offering and issue warrants to purchase that number of units (each, an “Agent’s Unit”) equal to 7% of the number of units sold in the offering at an exercise price of $1.80 per Agent’s Unit for a period of 24 months from the Closing Date. Each Agent’s Unit will consist of one common share of RESAAS and one share purchase warrant exercisable into one common share at a price of $3.00 per share, also for a period of 24 months from the Closing Date.

RESAAS has also agreed to grant the Agents an over-allotment option of up to a number of additional units equal to 15% of the total number of units offered, at the offering price, to cover the Agents’ over-allocation position and for market stabilization purposes. The over-allotment option is exercisable by the Agents in whole or in part at any time up to 30 days following the Closing Date.

RESAAS plans to file a prospectus supplement to its short form base shelf prospectus dated June 2, 2015, in order to qualify the units for sale in British Columbia, Alberta and Ontario, and intends to use the proceeds of the offering for continued development of its technology platform, expansion of the company’s services in international markets, the hiring of additional employees to support its continued growth and general working capital.

This pre s release does not constitute an offer to sell or a solicitation of an offer to buy securities in the United States. The securities referenced herein have not been and will not be registered under the United States Securities Act of 1933, as amended (the “U.S. Securities Act”), or any state securities laws and may not be offered or sold in the United States or to, or for the account or benefit of, U.S. persons (as defined in Regulation S under the U.S. Securities Act) except in compliance with one or more exemptions from the registration requirements of the U.S. Securities Act and applicable state securities laws.

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About RESAAS Services Inc.

RESAAS, a cloud-based social business platform for the real estate services industry, is designed specifically for the real estate professional to connect and communicate in real-time. Known as real estate broadcasts, RESAAS' powerful reblasts® engine automatically generates all of your real estate workflow into invaluable social content that is instantly pushed out to the RESAAS platform and other social networks. Visit www.resaas.com.

On Behalf of RESAAS

Danielle Sissons

VP Communications RESAAS Services Inc.

Telephone: (604) 558-2929; Email: danielle.sissons@resaas.com

Investor Relations

Cam Shippit

RESAAS Services Inc.

Telephone: (604) 558-2929; Email: cam.shippit@resaas.com

The CSE has not reviewed, nor approved or disapproved the content of this press release.

Forward-Looking Information:

This press release and the RESAAS website referenced herein contain forward-looking information within the meaning of Canadian securities legislation, including but not limited to statements regarding the offering and the use of proceeds of the offering. The forward-looking information is based on certain key expectations and assumptions made by RESAAS’ management, such as the completion of the offering, the commercialization and anticipated growth of the technology platform, the company's ability to expand its services in international markets and hire additional employees to supports its continued growth, and the company’s financial position, business strategy, plans and objectives of management for future operations and other similar statements.

Forward-looking information is subject to risks, uncertainties and other factors, many of which are outside of the company’s control, that could cause actual results to differ materially from the results discussed in the forward-looking information. Important factors that may cause actual results to vary, include, without limitation, the risk that the offering will not be completed and the risk that the company will not be able expand its services in international markets or hire additional employees to supports its continued growth. Although RESAAS believes that the expectations and assumptions on which the forward-looking information is based are reasonable, undue reliance should not be placed on such information because RESAAS can give no assurance that it will prove to be correct. The forward-looking information contained in this press release is made as of the date of this press release. RESAAS disclaims any intent or obligation to update publicly any forward-looking information, whether as a result of new information, future events or results or otherwise, other than as required by applicable securities laws.